

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

Vincent T. Cubbage
Chief Executive Officer
Tortoise Acquisition Corp.
5100 W. 115th Place
Leawood, Kansas 66211

> **Re: Tortoise Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 10, 2020**
> **File No. 001-38823**

Dear Mr. Cubbage:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: Brenda Lenahan